UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38820

Futu Holdings Limited

11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of New Director

Mr. Eric Chi Zhang has been appointed as a director of Futu Holdings Limited (the “Company”), effective on August 8, 2019.

Mr. Zhang joined General Atlantic in 2016. He is a Managing Director and Head of General Atlantic’s business in China. From 2006 to 2016, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investments in Asia. Previously, he was Vice President of Mergers and Acquisitions at Credit Suisse in Hong Kong, and prior to that, he was a Vice President in the Investment Banking division at China International Capital Corporation Limited in Beijing. Mr. Zhang currently serves on the boards of 58.com Inc. (NYSE: WUBA), Xiabu Xiabu (00520.HK), NetEase Cloud Music etc. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Futu Holdings Limited

By:	/s/ Leaf Hua Li
Name:	Leaf Hua Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 9, 2019

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